UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 18, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
:
C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, R Dañino*, A R Hill
≠
, D L Lazaro^,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary:
KE Robinson

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel            +27 11 562 9775
Mobile       +27 82 971 9238 (SA)
Mobile       +1 857 241 7127 (USA)
email         Willie.Jacobsz@
                 goldfields.co.za

Remmy Kawala
Tel
+27 11 562 9844
Mobile +27 82 312 8692
email
Remmy.Kawala@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
GOLD FIELDS APPOINTS SENIOR EXECUTIVES
Johannesburg, South Africa, 18 March 2013. Gold Fields Limited
(JSE, NYSE, NASDAQ, Dubai: GFI) is pleased to announce the
appointment of three new senior executives to the company’s Executive
Committee.

Kgabo Moabelo has been promoted to Gold Fields’ Managing
Executive, South Africa. He was previously the Executive Vice-President for People and Organisational Effectiveness for the Group, including its international operations. His appointment took effect on March 1, 2013.

“Following the unbundling of Sibanye Gold from Gold Fields it had become necessary to review the managing structure for the South Africa
Region and the South Deep mine,” said Gold Fields CEO Nick Holland.
“Kgabo will have full responsibility for South Deep’s business and operational performance in addition to dealing with the many outside stakeholders that fall within the ambit of the company’s South African operations,” Mr Holland added.

South Deep is a crucial pillar in the growth of Gold Fields accounting for a significant portion of the company’s Mineral Reserves and future production profile. The mine is expected to achieve its full production rate of 700,000 ounces a year by 2016.

Mr Moabelo joined Gold Fields in 2010 from Cisco Systems and has held leadership roles not only in mining but in energy, financial services and information technology.

His position as head of HR will be taken by Lee-Ann Samuel, who will become Gold Fields’ Senior Vice-President, Human Resources and
previously headed the company’s Remuneration and Employee Benefits portfolio. Ms Samuel, who joined Gold Fields in 2009, has held a number of managerial positions at large private sector companies and has consulted widely to local and provincial government departments.

The third appointment is that of Ernesto Balarezo, who has joined the company as Executive Vice-President for South America, to replace
Juan-Luis Kruger. Mr Balarezo, a Peruvian national, joins Gold Fields from Hochschild Mining, a Lima-listed mining company, where he was
Vice-President, Operations. He has altogether 21 years of professional experience in the industrial and mining industry.

Mr Kruger left Gold Fields to become CEO of a privately-held mining company in Peru.

Enquiries

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email :
Sven.Lunsche@goldfields.co.za

ends
Notes to editors

About Gold Fields
Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of
64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields
unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold.
Sponsor: J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 18 March 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer